EXHIBIT 99.2

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW To Redeem US$24.4 million
in Senior Guaranteed Notes

Montréal, Canada, May 30, 2003 – Telesystem International Wireless Inc. (“TIW”) announces that it has sent a notice to the trustee of its 14% Senior Guaranteed Notes to redeem at par US$24,417,000 in principal amount plus accrued interest on June 30, 2003. This redemption will bring the cumulative amount of notes redeemed to US$72,417,000 and accordingly TIW will not proceed with the issuance of US$10 million in additional notes which it would have otherwise been required to issue on June 30, 2003 pursuant to the provisions of the indenture.

After the redemption, TIW's corporate indebtedness will consist essentially of US$148.2 million in 14% Senior Guaranteed Notes due December 2003.

Forward-looking statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca